XPO Logistics, Inc.

Five American Lane

Greenwich, Connecticut 06831

VIA EDGAR

January 12, 2021

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	XPO Logistics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 10, 2020
File No. 001-32172

Dear Mr. Rodriguez:

This letter is in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of XPO Logistics, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated December 29, 2020.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2019

Executive Compensation, page 98

1.	We note that adjusted cash flow per share and adjusted earnings per share are metrics used in your equity incentive plan awards, and we note your disclosure that you made approximately $1.9 billion of share repurchases. Please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your equity incentive plan awards and determined whether such targets were met, or tell us why such information is not material.

Response:

Share Repurchases

Following a significant (greater than 50%) decline in our stock price from early October to mid-December 2018, our Board of Directors (the “Board”) took action in December 2018 to authorize the repurchase of up to $1.0 billion of our common stock. In February 2019, the Board authorized additional repurchases of up to $1.5 billion of our common stock. Under these programs, we repurchased 35 million shares of our common stock between December 2018 and May 2019 at a total cost of $1.9 billion (collectively, the “Share Repurchases”). As of December 31, 2019, the remaining authorization was for $617 million.

Prior Disclosure

With respect to the equity incentive plan awards described below, we noted in our Proxy Statement for the 2020 Annual Meeting of Stockholders (page 51) that “[i]n a stock-buyback scenario, share count would decrease but interest expense would likely rise,” creating some offsetting effects in the calculation of adjusted cash flow per share and adjusted earnings per share (the “Prior Disclosure”).

Equity Incentive Plan Awards

The Company granted equity awards with adjusted cash flow per share and adjusted earnings per share performance targets as follows:

•	In February 2016, prior to the authorization of any repurchase programs, the Company granted awards of cash-settled performance-based restricted stock units (the “2016 Awards”) that included certain adjusted cash flow per share performance goals for each of fiscal years 2016 through 2019. The adjusted cash flow per share calculation is based on the Company’s diluted share count, and the terms of the 2016 Awards do not call for a change to the calculation methodology in the event of a share repurchase.

The Company respectfully advises the Staff that, with respect to the 2016 Awards, the Company does not believe that additional disclosure regarding if and how the Share Repurchases affected the manner in which the Compensation Committee set the relevant targets and determined whether such targets were met is material for the following reasons:

o	The Company previously addressed the potential impact of the Share Repurchases in the Prior Disclosure.
o	The Compensation Committee established the performance targets, and determined whether the performance targets for fiscal years 2016 and 2017 were met, prior to the authorization of the Share Repurchases.
o	The Compensation Committee determined that the performance targets for 2018 and 2019 (adjusted cash flow per share of $5.38 and $6.39, respectively) were met after the authorization of the Share Repurchases; however, in accordance with the terms of the 2016 Awards, the Share Repurchases did not affect the manner in which the Compensation Committee determined whether such targets were met.

o	Even if the Company’s results had been adjusted to “back out” the net effects of the Share Repurchases, the 2018 and 2019 performance targets would still have been achieved.

•	In August 2018, prior to the authorization of the Share Repurchases, the Company granted awards of performance-based restricted stock units (the “2018 Awards”) that included an adjusted cash flow per share performance goal. The adjusted cash flow per share calculation is based on the Company’s diluted share count, and the terms of the 2018 Awards do not call for a change to the calculation methodology in the event of a share repurchase.

The Company respectfully advises the Staff that, with respect to the 2018 Awards, the Company does not believe that additional disclosure regarding if and how the Share Repurchases affected the manner in which the Compensation Committee set the relevant target is material for the following reasons:

o	The Compensation Committee approved the relevant target prior to the authorization of the Share Repurchases.
o	The Company previously addressed the potential impact of the Share Repurchases in the Prior Disclosure.

Further, the Company respectfully advises the Staff that additional disclosure regarding if and how the Compensation Committee determined whether the performance targets for the 2018 Awards were met is not warranted at this time since the awards are not eligible to vest until December 31, 2022 (the end of the performance period). If the Compensation Committee were to determine that the adjusted cash flow per share target for the 2018 Awards is met following the completion of the performance period, the Company intends to disclose if and how the Share Repurchases affected the Compensation Committee’s determination of whether the target was met if such effect is material.

•	In June 2019, the Company granted awards of performance-based restricted stock units (the “2019 Awards”) that included an adjusted earnings per share performance goal. The adjusted earnings per share calculation is based on the Company’s diluted share count, and the terms of the 2019 Awards do not call for a change to the calculation methodology in the event of a share repurchase.

The Company respectfully advises the Staff that, with respect to the 2019 Awards, the Company does not believe that additional disclosure regarding if and how the Share Repurchases affected the manner in which the Compensation Committee set the relevant targets is material for the following reasons:

o	While the projections that were provided to the Compensation Committee in connection with the establishment of the applicable target assumed that there would be no further share repurchases in the relevant performance period, the Compensation Committee was aware at the time that it approved the target that the Company had recently completed the Share Repurchases and that the Company might pursue additional share repurchases in the future.
o	The Company previously addressed the potential impact of the Share Repurchases in the Prior Disclosure.

Further, the Company respectfully advises the Staff that additional disclosure regarding if and how the Compensation Committee determined whether the performance targets for the 2019 Awards were met is not warranted at this time, since the performance period for the 2019 Awards will not be completed until December 31, 2024 and the Compensation Committee will not make a determination regarding the achievement of the applicable performance goals until after the performance period is completed. If the Compensation Committee were to determine that the adjusted earnings per share target for the 2019 Awards is met following the completion of the performance period, the Company intends to disclose if and how the Share Repurchases affected the Compensation Committee’s determination of whether the target was met if such effect is material.

Should you have any questions regarding this matter, please do not hesitate to contact me at (203) 489-1598.

Sincerely,

/s/ Karlis P. Kirsis
Karlis P. Kirsis
Corporate Secretary, XPO Logistics, Inc.

cc:	Yolanda Guobadia, Senior Staff Accountant, U.S. Securities and Exchange Commission

Kevin Dougherty, Special Counsel, U.S. Securities and Exchange Commission

Laura Nicholson, Special Counsel, U.S. Securities and Exchange Commission

David Wyshner, Chief Financial Officer, XPO Logistics, Inc.

Lance Robinson, Chief Accounting Officer, XPO Logistics, Inc.

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